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Invest in Firelight Camps

Luxurious, Stylish, and Social Glamping Experiences!

FIRELIGHTCAMPS.COM ITHACA NEW YORK



Firelight



Each year, 40+ million Americans go camping, sleeping on the ground and lugging heavy gear. For millions more, these inconveniences outweigh their need to get outdoors. Firelight Camps meets the enormous demand for an alternative way to camp. By inspiring a deeper appreciation for nature, we encourage care for our planet for future generations.

Robert Frisch Co-Founder and CEO @ Firelight Camps

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Why you may want to invest in us...

1. 💰 $4M+ in revenue. 35,000+ happy guests. 4.5/5 stars on Tripadvisor.
2. 💸 Raised $1.5M+ from industry-leading angel investors.
3. 💪 Team experience includes $230M+ of real estate development.
4. 🏕 25% Return on Cost in our pilot location proves the profitability of our business model.
5. 🗞 Featured in Vogue, the NYT, the WSJ, Forbes, Architectural Digest, Curbed, Thrillist, Jetsetter.
6. 📈 40M+ Americans go camping each year; glamping is projected to grow at 12.5% annually through 2026 to $5B+.
7. 🏆 Co-founder's cookbook "Feast by Firelight" nationally distributed in Target, REI, L.L.Bean, Orvis.
8. 📊 2020 revenues up 31% over same period in 2019, despite COVID-19.

Why investors ❤️ us

WE'VE RAISED $1,654,129 SINCE OUR FOUNDING



I see an investment in Firelight Camps as an incredible opportunity to partner with an experienced leadership team in a rapidly expanding market segment. The founders' passion for ecotourism, coupled with the team's deep hospitality roots, delivers an authentic, luxurious camping adventure that creates an unforgettable experience for guests. The team delivers consistent returns on its flagship site and has developed a rich pipeline of attractive projects just outside of major market metros where elevated camping is in high demand. The last several months have reconnected many of us with nature, and Firelight delivers an experience where we can unplug and enjoy the world around us without sacrificing luxury or convenience. I believe in this company and am truly excited and privileged to be the lead investor in this round of financing.

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Darren Fredette Director of Corporate Development & Finance, Packaging Technology Group, Inc.

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS

Robert Frisch



Co-Founder and CEO
Bobby founded, operated, and sold a boutique hostel in Nicaragua then worked for a major glamping rental company. He founded Firelight Camps in 2014 while earning an MBA from Cornell. He is on the advisory board of the American Glamping Association.

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Matthew Moss
Chief Development Officer
Matt was co-founder, developer, and operator of a $130 million new-build hotel in Manhattan and previously oversaw the development of over $100 million of commercial and residential real estate.

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Emma Frisch
Co-founder and Head of Food, Beverage, and Brand
Emma was a top finalist on Food Network Star Season 10 and is the author of Feast by Firelight, her first cookbook now in its third printing, and emmafrisch.com, with over 500 original recipes and cooking videos.

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Jason Smith
General Manager, Firelight Ithaca
Jason was the general manager of Travel & Leisure's 2016 #1 resort hotel in the continental USA, The Lodge at Glendorn, and has held senior operational roles at Relais & Chateaux, Leading Hotels of the World, and AAA 5 Diamond properties.

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Emily Leedy
Marketing Manager
Emily has a passion for brand building and data-driven strategy execution and has expertise in e-commerce and SEO. She was a senior account manager at a digital marketing company and has worked with multiple e-commerce startups.

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In the news

The Best Glamping Sites In The Northeast

This story was written in collaboration with . Forbes Finds covers products and experiences we think you'll love. Featured products are independently selected and linked to for your convenience. If you buy

May 29, 2020 @ forbes.com

Forget the Hamptons: Head Upstate for a Glamping Excursion

Contemplating an overpriced summer house in the Hamptons? Instead of wasting four hours on a drive out East (with the rest of New York City), grab a few friends, rent a car, and head upstate. It's officially

May 29, 2020 @ vogue.com

In The News | Firelight Camps - Firelight Camps

Forget the Hamptons: Head Upstate for a Glamping Excursion This Summer The 13 Best Couple Retreats To Rekindle The Romance In Your Relationship Glamping Slips Into the Mainstream Simple, Mouthwatering

May 29, 2020 @ firelightcamps.com

Glamping Slips Into the Mainstream

The allure of luxury camping has brought a wave of new destinations this year, and they aren't always in the wild. Camping in the wild with all the comforts of a deluxe hotel, including real beds, plush furnishings

June 15, 2018 @ nytimes.com

Downloads

Firelight Camps Company Overview October 26 2020.pdf

Dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States.


WE CREATE LUXURIOUS, STYLISH,
AND SOCIAL CAMPING EXPERIENCES.

Traditional camping is uncomfortable and a hassle. Firelight meets the enormous demand for an easy, luxurious way to spend the night outside in nature. We've proven our model with $4M+ in revenue at our pilot location and are poised for rapid growth.





$4M+ IN REVENUE AND
35,000+ HAPPY GUESTS.

We have generated a 25% Return on Cost in our pilot camp in Ithaca, proving the exciting economics of our low development costs, strong rates, and robust demand.



Firelight Camps Revenue
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2014
2015
2016
2017
2018
2019
2020 proj
NOTE: THIS GRAPHIC CONTAINS FORWARD LOOKING PROJECTIONS AND CANNOT BE GUARANTEED.

GUESTS LOVE THE FIRELIGHT EXPERIENCE.

RATED **4.5/5 STARS** ON TRIPADVISOR	FEATURED IN **130+** MAJOR PUBLICATIONS & BLOGS	RATED **4.9/5 STARS** ON FACEBOOK

There is magic in waking up to birdsong and wind in the trees while snuggled in a plush bed. Our huge safari tents are perched atop hardwood platforms and set back in the woods around a central common area. Nightly campfires, a full bar program, locally-sourced breakfast, and onsite activities like wild foraging and yoga create an immersive, social experience.



Luxury Safari Tents



Lobby & Lounge



Food & Drinks



Yoga & Activities


S'MOR



THE MARKET IS **BOOMING.**

Now more than ever, Americans want to escape to the outdoors—and that isn't changing any time soon. The glamping industry is projected to grow at 12.5% annually through 2026 to $5B+, and we're poised for success in this growing market.


Growth in Annual U.S. Camper Households, (2014-2018)
2014
4,707,000
16,020,000
5.767 M
32,029,000
2015
11,163,000
17,422,000
6.279 M
34,884,000
2016
13,991,000
17,929,000
5.196 M
37,117,000
2017
17,145,000
16,256,000
5.157 M
38,558,000
2018
17,650,000
16,868,000
4.707 M
39,228,000
3+ Times/Year
2+ Times/Year
1 Time/Year
2019 NORTH AMERICAN CAMPING REPORT

78.8 MILLION AMERICAN HOUSEHOLDS WENT CAMPING IN 2018
62% OF TOTAL USA HOUSEHOLDS

A 22% INCREASE IN CAMPING PARTICIPATION SINCE 2014

— 2019 North American Camping Report

WE'RE THE TEAM TO **DO THIS.**

Our executive team has deep experience in real estate development, the glamping industry, hotel operations, and F&B. More importantly, we're passionate about what we do.

OUR TEAM



Robert Frisch	Emma Frisch	Matthew Moss	Emily Leedy	Jason Smith
CHIEF EXECUTIVE OFFICER, CO-FOUNDER	CULINARY & BRAND DIRECTOR, CO-FOUNDER	CHIEF DEVELOPMENT OFFICER	MARKETING MANAGER	GENERAL MANAGER FIRELIGHT ITHACA

Collective team experience in hotel operations, eco-tourism, and $250M+ of real estate development.

WE HAVE A **STRONG BRAND** WITH A GREAT **SOCIAL FOLLOWING**, A NATIONALLY-DISTRIBUTED **COOKBOOK**, AND **MAJOR PRESS COVERAGE.**

Firelight has been featured by press outlets including the New York Times, the Wall Street Journal, Forbes, Vogue Magazine, and more.


SIMPLE RECIPES
for camping, cabins, and the great outdoors
FEAST
BY FIRELIGHT


Forbes
THE WALL STREET JOURNAL
The New York Times
VOGUE

INSTAGRAM
-
19K+ FOLLOWERS
(+23% YOY)

NEWSLETTER
-
5K+ SUBSCRIBERS

FACEBOOK
-
10K+ FOLLOWERS
(+9% YOY)

WE ARE MISSION-DRIVEN.

We get more people outside, encourage reverence for nature, and serve as an example of light-footprint development. Our camps pioneer low-impact infrastructure and natural landscaping that helps sustain rural and wild properties while providing guests with opportunities to explore the natural beauty of their surroundings.

"ACCORDING TO THE NEW SUSTAINABLE TRAVEL REPORT, 87% OF GLOBAL TRAVELERS SAY THAT THEY WANT TO TRAVEL SUSTAINABLY."



THE FUTURE IS BRIGHT...

We believe there is a place for a firelight camp in the weekend getaway markets of nearly every major city in the USA. We've proven our model with 25% Return on Cost in our pilot location, and we're confident that we can continue to grow and make Firelight Camps a household name.


WE BELIEVE THERE IS A PLACE FOR A FIRELIGHT CAMP IN THE WEEKEND GETAWAY MARKETS OF NEARLY EVERY MAJOR CITY IN THE USA.
IN ADDITION TO BUILDING THE FIRELIGHT CAMPS BRAND, there is growing demand for our glamping-specific management and development knowledge. Luxury Camping Inc. will also pursue management and/or development agreements for owners looking for a white-label glamping solution.


CATSKILLS
NEW YORK
HUDSON VALLEY
NEW YORK
FINGER LAKES
NEW YORK
GREEN MOUNTAINS
VERMONT
BERKSHIRES
MASSACHUSETTS
POCONOS
PENNSYLVANIA
SHENANDOAH
VIRGINIA
BLUE RIDGE MTS.
NORTH CAROLINA

Our second location, Firelight Phoenicia in New York state, is already in the planning stages! And your investment will help us make it a reality. Take a look:


80 TENTS TOTAL
2 HOURS FROM NEW YORK CITY
MARKET, SNACK SHACK, AND EVENTS PROGRAM
27.4 MILLION PEOPLE WITHIN 120 MILES


Invest Now in
FireLight
CAMPS

Everyone should experience the timeless traditions of gathering around a campfire and sleeping under the stars... and truly connect with themselves, each other, and nature. Help us make this possible!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Firelight Camps develops and operates luxury campgrounds that combine the best elements of a boutique hotel and a campground with plush beds, tended campfires, and resort amenities. Our pilot location in Ithaca has operated successfully for over six years and our second location, planned for 80 tents, is under contract in New York's Catskill Mountains. Firelight has been featured in 75+ press outlets including the New York Times, the Wall Street Journal, and Vogue Magazine.

Where will your company be in 5 years?

We are dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States. Our 5-year goal is to have eight Firelight luxury campgrounds in operation, including both internally-developed properties and Firelight-branded camps we manage for others, and a growth pipeline of adding two to four campgrounds per year. These projections cannot be guaranteed.

Why did you choose this idea?

Each year, 40+ million Americans go camping, sleeping on the ground and lugging heavy gear. For millions more, these inconveniences outweigh their need to get outdoors. Firelight Camps meets the enormous demand for an alternative way to camp. By inspiring a deeper appreciation for nature, we encourage care for our planet for future generations.

How far along are you? What's your biggest obstacle?

We have completed six successful seasons in our Ithaca location and each year improved our design and fine-tuned our operations. Our brand is top-tier in online reviews and in the press, and we have cultivated a dedicated following. For our second location, we have secured the rights to purchase a 57-acre riverfront campground in Phoenicia, nestled in New York's Catskill Mountains. We now need the capital to move that project forward and to fuel our future growth.

Who competes with you? What do you understand that they don't?

Under Canvas, Collective Retreats, and Autocamp are all growing 'glamping' brands. Firelight Camps' focus on creating socially-activated public spaces; affordable and down-to-earth food and beverage offerings; and immersive, nature-based experiences set us apart in this growing industry.

How will you make money?

Our profits come from two primary sources: (1) fees earned by developing, managing, and / or licensing Firelight-branded campgrounds, and (2) operations and capital transaction profits from Firelight-owned campgrounds. Our pilot camp has produced a 25% return on

cost.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks to Firelight's success are associated with the purchasing, entitlement, and development of real estate, including delayed approvals and construction-related delays and cost overruns. Our team's expertise in this arena, as well as our plan to operate Firelight-branded campgrounds developed by third-party developers in addition to our internally-developed projects, will help mitigate this risk.

What is the relationship between the various business entities you control?

Our company, Luxury Camping Inc.'s primary business is the development and operation of luxury glamping campgrounds. For liability protection, we undertake development activities in single-purpose, wholly-owned subsidiary companies. At this time, all of these companies are wholly owned and managed by Luxury Camping Inc.

Luxury Camping Inc. (DBA Firelight Camps) owns the Firelight Camps brand, and employs our Chief Executive Officer, Chief Development Officer, marketing manager, and content manager. It intends to receive management fees in exchange for management and branding services for future Firelight Camps locations.

Ithaca by Firelight, LLC is wholly owned and managed by Luxury Camping Inc. It owns and manages our Firelight Ithaca operation and employs a general manager, as well as seasonal employees in housekeeping, maintenance, and front desk positions.

Firelight Properties, LLC is a real estate company wholly owned and managed by Luxury Camping Inc. and has no employees at this time. It may receive development fees in exchange for development services in the future.

Firelight II, LLC is wholly owned and managed by Firelight Properties, LLC, (and, by extension, Luxury Camping Inc.). It held the option agreement for our now-abandoned project in Sullivan County, NY. This entity is no longer active.

Firelight III, LLC is wholly owned and managed by Firelight Properties, LLC, (and, by extension, Luxury Camping Inc.). It holds an option agreement to purchase a campground in Phoenicia, NY for our proposed 'Firelight Phoenicia' location.

Firelight IV, LLC is wholly owned and managed by Firelight Properties, LLC, (and, by extension, Luxury Camping Inc.). It is pursuing a future Firelight Camps project in the Northeast region of the United States.